

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2015

Ioan Hossu
Chief Executive Officer and Director
IHO-Agro International Inc.
3101 Portofino Point, Unit 04
Coconut Creek, FL 33066

> **Re:** **IHO-Agro International Inc.**
> **Registration Statement on Form S-1**
> **Filed March 27, 2015**
> **File No. 333-203056**

Dear Mr. Hossu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act. In this regard, we note that you appear to have no or nominal operations and assets consisting only of cash. If you conclude that your company is a shell company, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Prospectus Summary

Overview, page 4

2. Here, and elsewhere in the prospectus where you discuss your operations, please clarify the extent of your operations. We note that the first Risk Factor on page 8 and Note 1 of both your audited and unaudited financial statements indicate that you have been primarily engaged in organizing activities.

3. In the first paragraph of this section, please clarify that you do not produce fertilizer products, if true. We note that in the second sentence of this paragraph and in the risk factors on page 11 you seem to indicate that you are a producer. Please make the same change on pages 11, 22 and 26.

4. In the third paragraph of this subsection, please clarify that you do not yet have a license from Industrias y Manufacturas Bionaturales S.A. And, in a new Risk Factor, please disclose your prospects should you not obtain one.

5. In the last paragraph of this subsection, we note your assertion that the products you plan to distribute are "widely accepted" in various jurisdictions. Please provide your basis for this statement. If based on management's belief, please indicate this is the case and include a basis for that belief.

6. In the second sentence of the last paragraph of this subsection, you state that the all-natural fertilizer "would set a standard by which all fertilizers are measured, producing superior plants, dramatically increasing crop yields in an ecologically friendly way." Please revise to remove this sentence, as it makes several claims that seem to be hyperbole, or, in the alternative, revise it to state objective facts about the product you intend to sell.

7. In the fourth sentence of the last paragraph of this subsection, please disclose the governmental agencies that have "accepted and licensed" the product you intend to distribute.

8. In the second to last sentence of the last paragraph of this subsection, we note your assertion that "[t]he results are very compelling and the interest in the product continues to be high and frequent and initial demand has started." Please provide your basis for this statement. If based on management's belief, please indicate this is the case and include a basis for that belief.

9. In the last sentence of the last paragraph of this subsection, you reference "this multi-billion dollar industry;" please clarify the industry you reference.

Terms of the Offering, page 6

10. Based upon the disclosure that appears here, your fee table and on page 20, it appears that you intend to offer shares of your common stock at different prices, however, your disclosure on the prospectus cover page and under "Determination of Offering Price," suggests that you plan to offer shares of your common stock at $.30 per share. Please revise your prospectus to consistently state your intent to offer your common stock at a single price, until your common stock is quoted on the OTC Markets, and disclose that price. If you believe that it is appropriate to be using different prices, please tell us why. In this regard we refer you to paragraph (16) of Schedule A of the Securities Act of 1933, which refers to "the *price* at which it is proposed that the security shall be offered to the public" (emphasis added).

Dilution, page 18

11. For the shares you are registering in connection with the warrants, please provide the disclosures required by Item 506 of Regulation S-K.

Selling Security Holders, page 18

12. With a view to understanding how the consultants are affiliated with you, please elaborate upon the services Brad Herbert and Mircea Georgescu have provided to you and why they were issued shares at the time the company was founded.

Description of the Business, page 22

13. In this section please include a discussion of where you are in the process of obtaining the license from Industrias y Manufacturas Bionaturales S.A. and the steps you need to take to complete that process.

Audited Financial Statements

Note 1. Basis of Presentation

Going Concern, page F-6

14. Financial statements containing audit reports that contain going concern language should contain prominent disclosure of the registrant´s viable plans to overcome such difficulties. Please revise your disclosure to include more detailed description of your viable plans to overcome such difficulties. Your revised disclosure should provide enough detail that your readers gain insight into management´s analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing. Please refer to Section 607.02 of the Financial

Reporting Codification. This comment also applies to your disclosure in note 1 to your unaudited financial statements on page F-5.

Note 2. Recent Accounting Pronouncements

(d) Long-lived Assets, page F-7

15. You disclose that the recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and eventual disposal of the asset, and that an impairment loss is recognized. This accounting policy does not appear to conform to the guidance in ASC 360-10-35-17, which states that the carrying value of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposal of the asset. Also, as stated in ASC 360-10-35-36, for long-lived assets (asset groups) that have uncertainties both in timing and amount, an expected present value technique will often be the appropriate technique with which to estimate fair value. Please revise your disclosure accordingly.

Unaudited Financial Statements

Statements of Cash Flows, page F-4

16. Please correct the description of the sub-total line item caption related to investing activities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

17. Please provide the disclosures required by Item 303 of Regulation S-K regarding your results of operations, liquidity and capital resources for the periods presented in your financial statements. In addition, please describe the factors or circumstances affecting your results of operations, financial condition and liquidity and any material trends affecting your business and any other information that you believe is necessary to an understanding of your financial condition, changes in financial condition and results of operations. In doing so, please address the following:

- Regarding liquidity and capital resources, please identify any known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Also, given your liquidity requirements on both a short-term (12 months) and long-term basis, please describe clearly the course of action you propose to take or have taken to remedy such deficiency. In addition, provide an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant period-to-period variations for each period presented.

- Regarding capital resources, please describe any material commitments for capital expenditures at the end of the latest period presented, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Also identify and discuss factors relevant to providing an understanding of your current and future liquidity and capital resources, particularly in relation to anticipated financing arrangements. Describe historical information regarding sources of cash/liquidity and the uncertainties in your ability to raise the capital resources required to fund your plan of operations for the next year and discuss the mix and relative costs of such capital resources.

- Regarding results of operations, please describe the development stage activities undertaken during the periods presented and describe any significant events or transactions or significant economic changes that affected reported losses. Also disclose the events and uncertainties that you reasonably expect will have a favorable or unfavorable impact on future operations.

Plan of Operation, page 27

18. Please elaborate upon your disclosure here to outline the various steps you intend to take to implement your business plan and begin generating revenues by providing a timeline of the various events and steps that need to take place and the costs of each event, so that readers can appreciate how much additional capital you will need before you will be in a position to generate revenues.

19. Disclose to what extent your related parties have already agreed to advance you additional funds and the likely terms of those advances.

Transactions with Related Persons, Promoters and Certain Control Persons and Director Independence, page 29

20. We note your disclosure in Note 3 of your audited financial statements and Note 4.1 of your unaudited financial statements that you owe $15,781 to a "significant shareholder." Please provide us with your analysis of whether this loan is a transaction required to be disclosed under Item 404(d) of Regulation S-K. Should the loan qualify as a transaction required to be disclosed under Item 404(d), please disclose the appropriate details of the loan in this section. Should the loan also qualify as a material contract under Item 601(b)(10), please file it as an exhibit.

Undertakings, page 33

21. Please revise to provide the undertaking required by Item 512(a)(6) of Regulation S-K, considering this offering constitutes the initial distribution of your securities.

Exhibit 5.1

22. Please file or submit the legal opinion with your next amendment, or as soon as possible.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William H. Thompson, Accounting Branch Chief, at 202.551.3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202.551.3621 or me at 202.551.3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Gregg E. Jaclin, Esq.